EXHIBIT 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On February 28, 2025, Paranovus Entertainment Technology Ltd., (“Paranovus” or “the Company”), a holding company incorporated under the laws of the Cayman Islands entered into a Securities Purchase Agreement (the “SPA”) with Bomie Wookoo Inc.(“BW”) and stockholders of BW, to acquire 51% equity interest in BW with an aggregate of $22,440,000 in cash.

The following unaudited pro forma combined financial statements were prepared by applying certain pro forma adjustments to the historical financial statements of the Company. The pro forma adjustments give effect to the transaction described above.

The unaudited pro forma combined statements of operations of Paranovus and BW for the six months ended September 30, 2024 and for the year ended March 31, 2024, give effect to the transaction as if it had occurred on April 1, 2023.

These unaudited pro forma combined financial statements do not purport to represent what our results of operations or financial condition would have been had the transaction actually occurred on the assumed dates, nor do they purport to project our results of operations or financial condition for any future period or future date. You should read these unaudited pro forma combined financial statements in conjunction with the historical financial statements, including the related notes.

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PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2024

(UNAUDITED)

	(A) Paranovus	(B) BW	Pro Forma Adjustments		Pro Forma Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$105,049	$240,519	$-		$345,568
Accounts receivable, net	-	8,000	-		8,000
Short-term investments	27,156,977	-	(22,400,000	) (1)	4,756,977
Inventories, net	-	1,061,787	-		1,061,787
Prepaid expenses and other current assets	1,501,651	150,000	-		1,651,651
Total current assets	28,763,677	1,460,306	(22,400,000)		7,823,983

Goodwill	3,376,186	-	18,153,151	(2)	21,529,337
Property, plant and equipment, net	-	24,874	-		24,874
Intangible, net	1,298,333	-	8,200,000	(3)	9,498,333
Operating lease assets	-	171,194	-		171,194
TOTAL ASSETS	$33,438,196	$1,656,374	$3,953,151		$39,047,721

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$-	$1,127,122	$-		$1,127,122
Contract liabilities	-	88,691	-		88,691
Other payables and accrued liabilities	2,454,691	7,389	-		2,462,080
Due to the related parties	835,046	83,309	-		918,355
Taxes payable	-	14,483	-		14,483
Current operating lease liabilities	-	208,225	-		208,225
Total current liabilities	3,289,737	1,529,219	-		4,818,956

Other non-current liabilities	158,347	-	-		158,347
TOTAL LIABILITIES	3,448,084	1,529,219	-		4,977,303

SHAREHOLDERS’ EQUITY
Ordinary shares	673,300	-	-		673,300
Additional paid-in capital	91,318,726	-	-		91,318,726
(Accumulated deficit) Retained earnings	(64,135,066)	127,155	(127,155	)(4)	(64,135,066)
Accumulated other comprehensive income	2,133,152	-	-		2,133,152)
Total Paranovus Entertainment Technology Ltd.’s shareholders’ equity	29,990,112	127,155	(127,155)		29,990,112
Non-controlling interest	-	-	4,080,306	(4)	4,080,306)
Total shareholders’ equity	29,990,112	127,155	3,953,151		34,070,418
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$33,438,196	$1,656,374	$3,953,151		$39,047,721

Pro Forma Adjustments to the Unaudited Combined Balance Sheet

(A)	Derived from the unaudited consolidated balance sheet of Paranovus as of September 30, 2024.
(B)	Derived from the unaudited combined balance sheet of BW as of September 30, 2024.
(1)	Decrease in short-term investments is related to the payment to be made to the sellers.
(2)	Reflects the goodwill generated from the transaction.
(3)	Reflects the acquired identified intangible assets from the transaction.
(4)	Reflects the elimination of the historical retained earnings and non-controlling interests of BW, the accounting acquiree.

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 PRO FORMA COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

SIX MONTHS ENDED SEPTEMBER 30, 2024

(UNAUDITED)

	(A) Paranovus	(B) BW	Pro Forma Adjustments	Pro Forma Statement of Operations and Comprehensive Loss
Revenues	$68,454	$3,819,487	$-	$3,887,941
Cost of revenues	(59,178)	(4,211,192)	-	(4,270,370)
Gross profit (loss)	9,276	(391,705)	-	(382,429)

Operating expenses:
Selling and marketing	(4,101)	(914,370)	-	(918,471)
General and administrative	(1,161,912)	(1,180,438)	-	(2,342,350)
Total operating expenses	(1,166,013)	(2,094,808)	-	(3,260,821)

Operating loss	(1,156,737)	(2,486,513)	-	(3,643,250)

Other income (expenses):
Interest income	153	-	-	153
Interest expense	(113,185)	-	-	(113,185)
Other loss (income), net	(22,654)	9	-	(22,645)
Total other loss (income), net	(135,686)	9	-	(135,677)

Loss from continuing operations before income taxes	(1,292,423)	(2,486,504)	-	(3,778,927)
Income tax expenses	-	(108)	-	(108)
Net loss from continuing operations	(1,292,423)	(2,486,612)	-	(3,779,035)

Net loss from discontinued operations before tax	(937,477)	-	-	(937,477)
Gain on disposal of discontinued operations	51,853	-	-	51,853
Net loss from discontinued operations	(885,624)	-	-	(885,624)

Net loss	(2,178,047)	(2,486,612)	-	(4,664,659)
Less: Net income attributable to noncontrolling interest	(412,181)	-	1,218,440	806,259
Net loss attributable to Paranovus Entertainment Technology Limited	(1,765,866)	(2,486,612)	(1,218,440)	(5,470,918)

Other comprehensive income (loss):
Foreign currency translation adjustments	(412,467)	-	-	(412,467)
Comprehensive loss	(2,590,514)	(2,486,612)	-	(5,077,126)
Less: comprehensive loss attributable to non-controlling interests:	(412,181)	-	-	(412,181)
Comprehensive loss attributable to the Company	$(2,178,333)	$(2,486,612)	$-	$(4,664,945)

Basic and diluted loss per ordinary share
Continuing operations basic and diluted	(0.05)	-	-	(0.15)
Basic and diluted loss per ordinary share
Discontinued operations basic and diluted	(0.04)	-	-	(0.04)
Weighted average number of ordinary shares outstanding
Basic and diluted	25,125,382	-	-	25,125,382

Pro Forma Adjustments to the Unaudited Combined Statement of Operations and Comprehensive Loss

(A)	Derived from the unaudited consolidated statement of operations and comprehensive loss of Paranovus for the six months ended September 30, 2024.
(B)	Derived from the unaudited combined statement of operations and comprehensive loss of BW for the six months ended September 30, 2024.
(1)

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the transaction is being reflected as if it had occurred on April 1, 2023, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding on April 1, 2023.

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 PRO FORMA COMBINED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

YEAR ENDED MARCH 31, 2024

(UNAUDITED)

	(A) Paranovus	(B) BW	Pro Forma Adjustments	Pro Forma Statement of Operations and Comprehensive (Loss) Income
Revenues	$6,544,819	$11,341,398	$-	$17,886,217
Cost of revenues	(6,535,678)	(6,870,067)	-	(13,405,745)
Gross profit	9,141	4,471,331	-	4,480,472)

Operating expenses:
Selling and marketing	(38,317)	(518,262)	-	(556,579)
General and administrative	(2,784,628)	(1,303,968)	-	(4,088,596)
Goodwill impairment	(1,807,850)	-		(1,807,850)
Total operating expenses	(4,630,795)	(1,822,230)	-	(6,453,025)

Operating loss	(4,621,654)	2,649,101	-	(1,972,553)

Other income (expenses):
Interest income	345	-	-	345
Interest expense	(39,167)	-	-	(39,167)
Other income, net	870,303	10,039	-	880,342
Total other income, net	831,481	10,039	-	841,520

(Loss) income from continuing operations before income taxes	(3,790,173)	2,659,140	-	(1,131,033)
Income tax expenses		(16,531)	-	(16,531)
Net (loss) income from continuing operations	(3,790,173)	2,642,609	-	(1,147,564)

Net loss from discontinued operations before tax	(13,780,209)	-	-	(13,780,209)
Gain on disposal of discontinued operations	7,547,428	-	-	7,547,428
Income tax expenses on discontinued operations	95,630	-	-	95,630
Net loss from discontinued operations	(6,137,151)	-	-	(6,137,151)

Net (loss) income	(9,927,324)	2,642,609	-	(7,284,715)
Less: Net loss attributable to noncontrolling interest	198,867	-	(1,294,878)	(1,096,011)
Net (loss) income attributable to Paranovus Entertainment Technology Limited	(10,126,191)	2,642,609	1,294,878	(6,188,704)

Other comprehensive income (loss):
Foreign currency translation adjustments	3,222,698	-	-	3,222,698
Comprehensive (loss) income	(6,704,626)	2,642,609	-	(4,062,017)
Less: comprehensive income attributable to non-controlling interests:	274,960	-	-	274,960
Comprehensive (loss) income attributable to the Company	$(6,979,586)	$2,642,609	$-	$(4,336,977)

Basic and diluted loss per ordinary share
Continuing operations basic and diluted	(0.80)	-	-	(0.24)
Basic and diluted loss per ordinary share
Discontinued operations basic and diluted	(1.30)	-	-	(0.76)
Weighted average number of ordinary shares outstanding
Basic and diluted	4,732,726	-	-	4,732,726

Pro Forma Adjustments to the Unaudited Combined Statement of Operations and Comprehensive (Loss) Income

(A)	Derived from the audited consolidated statement of operations and comprehensive income of Paranovus for the year ended March 31, 2024.
(B)	Derived from the audited combined statement of operations and comprehensive income of BW for the year ended March 31, 2024.
(2)

The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the transaction is being reflected as if it had occurred on April 1, 2023, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding on April 1, 2023.

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